UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

INFOBLOX INC.

(Name of Subject Company)

INFOBLOX INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45672H104

(CUSIP Number of Class of Securities)

Jesper Andersen

President and Chief Executive Officer

Infoblox Inc.

3111 Coronado Drive

Santa Clara, California 95054

(408) 986-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew P. Quilter, Esq. David K. Michaels, Esq. William L. Hughes, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Stephen Yu Executive Vice President and General Counsel Infoblox Inc. 3111 Coronado Drive Santa Clara, California 95054 (408) 986-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Infoblox Inc. (the “Company”) with the Securities and Exchange Commission on October 7, 2016 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by India Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Delta Holdco, LLC (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value of $0.0001 per share (the “Shares”), at a purchase price equal to $26.50 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Merger Sub dated October 7, 2016, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By inserting after the subsection titled “Certain Litigation” a new subsection entitled “Conditions to the Offer” and the disclosure set forth below:

“On October 27, 2016, Parent and Merger Sub waived the Financing Proceeds Condition (as defined in the Merger Agreement) and the condition to the Offer relating to the marketing period for Parent’s debt financing in accordance with the terms of the Merger Agreement. The Offer remains subject to the remaining conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase. The full text of the press release announcing the waiver of the Financing Proceeds Condition and the condition to the Offer relating to the marketing period for Parent’s debt financing is attached hereto as Exhibit (a)(1)(K) to Amendment No. 3 to the Tender Offer Statement on Schedule TO filed by Parent on October 27, 2016, and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(O)	Joint Press Release issued by Parent and the Company on October 27, 2016 (incorporated by reference to Exhibit (a)(1)(K) to Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the SEC on October 27, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Dated: October 27, 2016

INFOBLOX INC.

By:	/s/ JANESH MOORJANI
Name: Janesh Moorjani
Title: Chief Financial Officer